Exhibit 4(i)(9)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

TAX SHELTERED ANNUITY ENDORSEMENT

The Certificate of Participation under the annuity contract (your “Certificate”) is changed as set out below to add provisions for a Tax Sheltered Annuity.

APPLICABLE TAX LAW RESTRICTIONS. The annuity contract is intended to receive contributions that qualify for deferred tax treatment under Internal Revenue Code (“IRC”) Section 403(b). It is restricted as required by federal tax law. We may change the terms of the annuity contract and your Certificate, or administer the annuity contract and your interest in it, at any time as needed to comply with that law. Any such change may be applied retroactively.

NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in the annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:

1)	your interest in the annuity contract may secure a loan made to you under any loan provisions of the annuity contract;

2)	all or part of your interest in the annuity contract may be transferred under a Qualified Domestic Relations Order as defined in IRC Section 414(p); and

3)	payments from your interest in the annuity contract may be based on the joint lives or joint life expectancies of you and another person, but such other person shall have no present rights to your interest in the annuity contract during your lifetime.

LIMITS ON CONTRIBUTIONS. We may refuse to accept any contribution to the annuity contract that does not qualify for deferred tax treatment under IRC Section 403(b) and Section 415. Contributions made for you to the annuity contract and any other plan, contract, or arrangement under salary reduction agreement(s) with your employer(s) cannot exceed the limits of IRC Section 402(g). Catch-up contributions may be made to the full extent permitted by IRC Section 414(v).

DISTRIBUTION RESTRICTIONS ON SALARY REDUCTION CONTRIBUTIONS AND CUSTODIAL ACCOUNT TRANSFERS. To comply with federal tax law, distribution restrictions apply to amounts under the annuity contract that represent:

1)	contributions made after December 31, 1988 under any salary reduction agreement with an employer; or

2)	income earned after December 31, 1988 on salary reduction contributions whenever made; or

3)	transfers from a custodial account described in IRC Section 403(b)(7) and all income attributable to the amount transferred.

Any such amount cannot be distributed from your interest in the annuity contract unless you have:

1)	reached age 59-1/2; or

2)	had a severance from employment with your employer; or

3)	become disabled as defined in IRC Section 72(m)(7); or

4)	in the case of salary reduction contributions (including salary reduction contributions to a custodial account), incurred a hardship as defined under the IRC.

A withdrawal made by reason of a hardship cannot include any income earned after December 31, 1988 attributable to salary reduction contributions.

IRC Section 72(m)(7) states that: “An individual shall be considered to be disabled if he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration. An individual shall not be considered to be disabled unless he furnishes proof of the existence thereof in such form and manner as the Secretary [of the Treasury] may require.”

For this purpose, a direct transfer to a defined benefit governmental plan as defined in IRC Section 414(d), that is made to purchase permissive service credit as defined in IRC Section 415(n)(3)(A) or as a repayment described in IRC Section 415(k)(3), shall not be treated as a distribution.

DIRECT ROLLOVERS. To the extent required under IRC Section 401(a)(31), you or your surviving spouse may elect to have any portion of an eligible rollover distribution, as defined in IRC Section 403(b)(8), paid directly to an Individual Retirement Annuity or Individual Retirement Account, as defined in IRC Section 408, or, if allowed, to another Tax Sheltered Annuity or other eligible retirement plan described in IRC Section 402(c)(8)(B), specified by you or your surviving spouse and which accepts such distribution. Any direct rollover election must be made on our form, and must be received at our office before the date of payment.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. All distributions made hereunder shall be made in accordance with the requirements of IRC Section 408(b)(3) and the regulations thereunder, as modified by Section 1.403(b)-3 of the Income Tax Regulations. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of your entire interest in the annuity contract must satisfy the requirements of IRC Section 408(a)(6) and the regulations thereunder, as modified by IRC Section 1.403(b)-3 of the Income Tax Regulations, instead of the requirements set out herein.

The Required Beginning Date for distributions of your interest in the annuity contract is April 1 following the later of the calendar year in which you reach age 70-1/2 or the calendar year in which you retire. No later than the Required Beginning Date, your entire interest in the annuity contract must begin to be distributed over (i) your life or the lives of you and your designated beneficiary, or (ii) a period certain not to exceed your life expectancy or the joint and last survivor expectancy of you and your designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one (1) year, and must be either nonincreasing or they may increase only as provided in Q&A-1 and Q&A-4 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations.

The distribution period described above cannot exceed the period specified in Section 1.401(a)(9)-6T of the Temporary Income Tax Regulations. The first required payment can be made as late as the Required Beginning Date and must be the payment that is required for a single payment interval. The second payment need not be made until the end of the next payment interval.

Your interest in the annuity contract includes the amount of any outstanding rollover or transfer, and the actuarial value of any other benefits provided under the annuity contract, such as guaranteed death benefits, to the extent required by regulations.

For purposes of this provision, your designated beneficiary is an individual designated under the annuity contract to receive payments after your death and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.

REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. If you die after required distributions begin, the remaining portion of your interest in the annuity contract will continue to be distributed under the contract option chosen.

If you die before required distributions begin, your entire interest in the annuity contract will be distributed as least as rapidly as follows:

1)	If an individual other than your surviving spouse is your designated beneficiary, then your entire interest will be distributed over the remaining life expectancy of that individual, with payments starting by the end of the calendar year following the calendar year of your death. The life expectancy of the designated beneficiary will be determined using his or her age as of his or her birthday in the year following the year of your death. Alternatively, if elected, your entire interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your death.

2)	If your surviving spouse is your sole designated beneficiary, then your entire interest will be distributed over such spouse’s life, with payments starting by the end of the calendar year following the calendar year of your death, or if later, by the end of the calendar year in which you would have reached age 70-1/2. Alternatively, if elected, your entire interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your death.

If your surviving spouse dies before required distributions begin to him or her, the remaining interest will be distributed over the remaining life expectancy of your spouse’s designated beneficiary, with payments starting by the end of the calendar year following the calendar year of your spouse’s death. The life expectancy of your spouse’s designated beneficiary will be determined using his or her age as of his or her birthday in the year following the death of your spouse. Alternatively, if elected, the remaining interest in the annuity contract will be distributed by the end of the calendar year that contains the fifth anniversary of your surviving spouse’s death.

If your surviving spouse dies after required distributions begin to him or her, any remaining interest will continue to be distributed under the contract option chosen.

3)	If there is no designated beneficiary, then your entire interest in the annuity contract will be distributed by the end of the calendar year containing the fifth anniversary of your death.

Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to your surviving spouse as your designated beneficiary, your spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age on his or her birthday in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table in the year such individual’s life expectancy is first determined, reduced by one (1) for each subsequent year.

Required distributions are considered to begin on your Required Beginning Date or, if applicable, on the date distributions are required to begin to a surviving spouse. However, if distributions under your interest in the annuity contract start prior to such date on an irrevocable basis (except for acceleration) in a form meeting the requirements of Section 401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to begin on the annuity starting date.

Your interest in the annuity contract includes the amount of any outstanding rollover or transfer, and the actuarial value of any other benefits provided under the annuity contract, such as guaranteed death benefits, to the extent required by regulations.

For purposes of this provision, a designated beneficiary is an individual designated under the annuity contract to receive payments after your death (or the death of your surviving spouse) and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.

This is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

SECRETARY	PRESIDENT
MARK F. MUETHING	CHARLES R. SCHEPER